UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2021

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☒

Investor Relations PRESS RELEASE
Televisa Reports First Quarter 2021 Results

Consolidated
●	Excluding Other Businesses, Segment Revenue and Operating Segment Income (“OSI”) for our three core operations grew by 7.7% and 12.4%, respectively.
●	We announced the combination of our media, content and production assets with Univision.
Cable
●	Strong revenue and OSI growth of 7.9% and 7.7%, respectively.
●	Solid organic growth of 104 thousand broadband Revenue Generating Units (“RGUs”), reaching north of 5.5 million.
●	Solid positive trend for the Enterprise division remains, growing revenue by 14.7%.
Sky
●	Keeps adding video RGUs and the positive trend in broadband remains, closing the quarter with a record high 8.2 millions total RGUs.
●	Revenue increased by 4.1% with a lower margin due to sports events amortization.
Content
●	Strong recovery of revenue and OSI, growing by 10.2% and 47.3%, respectively, driven by a robust increase of 28.1% in advertising revenue.
●	Our flagship network had more than twice the average rating[1] of its closest competitor network.

Earnings Call Date and Time: Friday, April 23, 2021, at 10:00 A.M. ET. / 09:00 A.M. México

Conference ID # is 1296213

From the U.S.: +1 (833) 353 0403	From Mexico: 800 926 9147
International callers: +1 (630) 652 5765	Rebroadcast: +1 (404) 537-3406

The teleconference will be rebroadcast starting at 13:00 ET on April 23 through midnight on May 7.

1 Monday to Sunday from 2:30 p.m. to 10:30 p.m.

Consolidated Results

Mexico City, April 22, 2021 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the first-quarter of 2021. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2021 and 2020, in millions of Mexican pesos:

	1Q’21	Margin	1Q’20	Margin	Change
		%		%	%
Net sales[1]	23,828.9	100.0	23,081.3	100.0	3.2
Operating segment income[2]	9,377.6	36.5	8,709.2	35.2	7.7
1 Adjusted by disposed operations in relation to the sale of the Company’s Radio business which was concluded on July 2nd, 2020.
2 The operating segment income margin is calculated as a percentage of segment net sales.

Net sales increased by 3.2% to Ps.23,828.9 million in the first-quarter of 2021 compared with Ps.23,081.3 million in the first-quarter of 2020. This increase was attributable to solid growth in our three core businesses. Operating segment income increased by 7.7%, reaching Ps.9,377.6 million with a margin of 36.5%.

The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2021 and 2020, in millions of Mexican pesos:

	1Q’21	Margin	1Q’20	Margin	Change
		%		%	%
Net sales[1]	23,828.9	100.0	23,081.3	100.0	3.2
Net loss	(325.8)	(1.4)	(8,903.7)	(38.3)	96.3
Net loss attributable to stockholders of the Company	(584.4)	(2.5)	(9,651.9)	(41.6)	93.9
Segment net sales	25,668.9	100.0	24,714.1	100.0	3.9
Operating segment income[2]	9,377.6	36.5	8,709.2	35.2	7.7
1 Adjusted by disposed operations in relation to the sale of the Company’s Radio business which was concluded on July 2nd, 2020.
2The operating segment income margin is calculated as a percentage of segment net sales.

Net loss attributable to stockholders of the Company amounted to Ps.584.4 million in the first-quarter of 2021, compared with a Ps.9,651.9 million in the first-quarter of 2020. The decrease of Ps.9,067.5 million reflected (i) a favorable change of Ps.5,400.4 million in share of income or loss of associates and joint ventures, net; (ii) a Ps.4,686.0 million decrease in finance expense, net; (iii) a Ps.570.0 million increase in income before depreciation and amortization; and (iv) a Ps.489.6 million decrease in net income attributable to non-controlling interests.
These favorable variances were partially offset by (i) a Ps.1,622.4 million decrease in income tax benefit; (ii) an unfavorable change of Ps.437.8 million in other income or expense, net; and (iii) a Ps.18.3 million increase in depreciation and amortization.

First-quarter Results by Business Segment

The following table presents first-quarter consolidated results ended March 31, 2021 and 2020, for each of our business segments. Consolidated results for the first-quarter of 2021 and 2020 are presented in millions of Mexican pesos.

Net Sales	1Q’21%		1Q’20%		Change %
Cable	11,676.5	45.5	10,824.7	43.8	7.9
Sky	5,624.8	21.9	5,405.3	21.9	4.1
Content	7,416.1	28.9	6,727.6	27.2	10.2
Other Businesses	951.5	3.7	1,756.5	7.1	(45.8)
Segment Net Sales	25,668.9	100.0	24,714.1	100.0	3.9
Intersegment Operations[1]	(1,840.0)		(1,632.8)
Net Sales	23,828.9		23,081.3		3.2
Disposed Operations [2]	-	n/a	147.5	n/a	n/a
Net Sales	23,828.9		23,228.8		2.6

Operating Segment Income[3]	1Q’21	Margin %	1Q’20	Margin %	Change %
Cable	4,834.6	41.4	4,490.3	41.5	7.7
Sky	2,154.4	38.3	2,234.0	41.3	(3.6)
Content	2,376.5	32.0	1,613.9	24.0	47.3
Other Businesses	12.1	1.3	371.0	21.1	(96.7)
Operating Segment Income	9,377.6	36.5	8,709.2	35.2	7.7
Corporate Expenses	(499.4)	(1.9)	(423.8)	(1.7)	(17.8)
Depreciation and Amortization	(5,169.8)	(21.7)	(5,151.5)	(22.2)	(0.4)
Other (Expense) Income, net	(152.9)	(0.6)	284.9	1.2	n/a
Intersegment Operations[1]	(15.0)	(0.1)	(17.8)	(0.1)	15.7
Disposed Operations [2]	-	n/a	25.6	n/a	n/a
Operating Income	3,540.5	14.9	3,426.6	14.8	3.3
1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 The sale of the Company’s Radio business was concluded on July 2nd, 2020. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the quarter ended March 31, 2020.
3 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other (expense) income, net.

Cable

Total net additions for the quarter were approximately 169.3 thousand RGUs. Quarterly growth was mainly driven by 104.0 thousand broadband net additions and 85.9 thousand voice net additions. Video RGUs decreased by 38.6 thousand.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of March 31, 2021 and 2020.

RGUs	1Q’21 Net Adds	1Q’21	1Q’20
Video	(38,581)	4,246,101	4,308,058
Broadband	103,960	5,534,819	4,817,103
Voice	85,875	4,382,405	3,783,519
Mobile	18,059	93,574	-
Total RGUs	169,313	14,256,899	12,908,680

First-quarter sales increased by 7.9% to Ps.11,676.5 million compared with Ps.10,824.7  million in the first-quarter of 2020 driven by solid net additions in broadband.

First-quarter operating segment income increased by 7.7% to Ps.4,834.6 million compared with Ps.4,490.3 million in the first-quarter of 2020, while the margin was relativately stable.

The following tables set forth the breakdown of revenue and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for the first-quarter of 2021 and 2020.

MSO Operations (1) Millions of Mexican pesos	1Q’21	1Q’20	Change %
Revenue	10,465.4	9,755.8	7.3
Operating Segment Income	4,483.3	4,122.7	8.7
Margin (%)	42.8	42.3

Enterprise Operations (1) Millions of Mexican pesos	1Q’21	1Q’20	Change %
Revenue	1,700.3	1,482.2	14.7
Operating Segment Income	528.3	505.2	4.6
Margin (%)	31.1	34.1
(1)	These results do not include consolidation adjustments of Ps.489.2 million in revenue nor Ps. 177.0 million in Operating Segment Income for the first quarter of 2021, neither the consolidation adjustments of Ps.413.3 million in revenue nor Ps.137.6 million in Operating Segment Income for the first quarter of 2020. Consolidation adjustments are considered in the consolidated results of the Cable segment.

First-quarter sales and operating segment income in our MSO operations increased by 7.3% and 8.7%, respectively.

First-quarter sales and operating segment income in our Enterprise Operations increased by 14.7% and 4.6%, respectively.

Sky

During the quarter, Sky continued growing its broadband business after adding 32.0 thousand broadband RGUs, reaching a total of 697.9 thousand. Sky also added 10.1 thousand video RGUs.

The following table sets forth the breakdown of RGUs per service type for Sky as of March 31, 2021 and 2020.

RGUs	1Q’21 Net Adds	1Q’21	1Q’20
Video	10,077	7,487,371	7,437,469
Broadband	32,041	697,948	430,412
Voice	6,646	7,538	1,052
Total RGUs	48,764	8,192,857	7,868,933

First-quarter sales increased by 4.1% to Ps.5,624.8 million compared with Ps.5,405.3 million in the first-quarter of 2020, mainly explained by the growth in broadband RGUs.

First-quarter operating segment income decreased by 3.6% to Ps.2,154.4 million compared with Ps.2,234.0 million in the first-quarter of 2020, while the margin was 38.3%. The decline was due to costs related to the amortization of certain sports events.

Content

First-quarter sales increased by 10.2% to Ps.7,416.1 million compared with Ps.6,727.6 million in the first-quarter of 2020.

Millions of Mexican pesos	1Q’21%		1Q’20%		Change %
Advertising	3,374.9	45.5	2,635.1	39.2	28.1
Network Subscription	1,344.8	18.1	1,332.1	19.8	1.0
Licensing and Syndication	2,696.4	36.4	2,760.4	41.0	(2.3)
Net Sales	7,416.1		6,727.6		10.2

Advertising

First-quarter advertising sales increased by 28.1% to Ps.3,374.9 million compared with Ps.2,635.1 million in the first-quarter of 2020, driven by strong recovery of the private sector.

Network Subscription

First-quarter Network Subscription sales increased by 1.0% to Ps.1,344.8 million compared with Ps.1,332.1 million in the first-quarter of 2020.

Licensing and Syndication

First-quarter Licensing and Syndication sales decreased by 2.3% to Ps.2,696.4 million from Ps.2,760.4 million in the first-quarter of 2020. Royalties from Univision reached U.S.$96.5 million in the first-quarter of 2021 compared to U.S.$97.6 million in the first-quarter of 2020.

First-quarter operating segment income increased by 47.3% to Ps.2,376.5 million compared with Ps.1,613.9 million in the first-quarter of 2020, while the margin was 32.0%.

Other Businesses

Other Businesses were affected by the closing of the economy and measures triggered in response to COVID-19, which included the suspension or limitation of activities in some businesses of this segment.

First-quarter sales decreased by 45.8% to Ps.951.5 million compared with Ps.1,756.5 million in the first-quarter of 2020.

First-quarter operating segment income decreased by 96.7% to Ps.12.1 million compared with Ps.371.0 million in the first-quarter of 2020.

Corporate Expense

Corporate expense increased by Ps.75.6 million, or 17.8%, to Ps.499.4 million in the first-quarter of 2021, from Ps.423.8 million in the first-quarter of 2020. This increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in the first-quarter of 2021 and 2020, amounted to Ps.258.4 million and Ps.209.1 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period. The net increase of Ps.49.3 million, or 23.6%, reflected an increase in equity benefits conditionally sold, as well as an increase in the market price of our CPO in the last 12-months.

Other Income or Expense, Net

Other income or expense, net, changed by Ps.437.8 million, to other expense, net, of Ps.152.9 million in the first-quarter of 2021, from other income, net, of Ps.284.9 million in the first-quarter of 2020. This change reflected primarily:

I.	the absence in 2021 of a non-cash Ps.386.0 million income that resulted from a decrease in a provision for an appreciation payment arrangement between Televisa and a related party;

II.	a higher loss on disposition of property and equipment; and

III.	an increase in expense to prevent COVID-19.

These unfavorable variances were partially offset by:
I.	a decrease in non-recurrent severance expense in connection with dismissals of personnel; and

II.	the absence in 2021 of other expense related to a compensation plan for certain officers of our Cable segment.

Other expense, net, in the first-quarter of 2021, included expense related to legal and financial advisory and professional services, expense to prevent COVID-19, loss on disposition of property and equipment, and non-recurrent severance expense in connection with dismissals of personnel.

The following table sets forth the breakdown of cash and non-cash other (expense) income, net, stated in millions of Mexican pesos, for the three months ended March 31, 2021 and 2020.

Other Income (Expense), Net	1Q’21	1Q’20
Cash	(57.9)	(137.5)
Non-cash	(95.0)	422.4
Total	(152.9)	284.9

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the three months ended March 31, 2021 and 2020.

	1Q’21	1Q’20	(Unfavorable) Favorable Change
Interest expense	(2,302.4)	(2,528.2)	225.8
Interest income	121.3	223.9	(102.6)
Foreign exchange loss, net	(1,723.4)	(8,601.4)	6,878.0
Other finance (expense) income, net	(117.1)	2,198.1	(2,315.2)
Finance expense, net	(4,021.6)	(8,707.6)	4,686.0

Finance expense, net, decreased by Ps.4,686.0 million, to Ps.4,021.6 million in the first-quarter of 2021, from Ps.8,707.6 million in the first-quarter of 2020.

This decrease reflected:

I.
a Ps.6,878.0 million decrease in foreign exchange loss, net, resulting primarily from a 2.6% depreciation of the Mexican peso against the U.S. dollar on a higher average net U.S. dollar liability position in the first-quarter of 2021, in comparison with a 26.4% depreciation in the first-quarter of 2020; and

II.	a Ps.225.8 million decrease in interest expense, primarily due to a lower depreciation of the Mexican peso against the U.S. dollar in the first quarter of 2021.

These favorable variances were partially offset by (i) a Ps.2,315.2 million unfavorable change in other finance income or expense, net, resulting primarily from changes in fair value of our derivative contracts; and (ii) a Ps.102.6 decrease in interest income, primarily explained by a lower interest rate and a lower average amount of cash equivalents in the first-quarter of 2021.

Share of Income or Loss of Associates and Joint Ventures, Net

Share of income or loss of associates and joint ventures, net, changed by Ps.5,400.4 million, to a share of income of Ps.51.8 million in the first-quarter of 2021, from a share of loss of Ps.5,348.6 million in the first-quarter of 2020. This favorable change reflected mainly the absence in 2021 of an impairment loss in the amount of Ps.5,455.4 million that decreased the carrying value of our investment in shares of Univision Holdings Inc. (“UHI”) as of March 31, 2020. This favorable variance was partially offset by a lower share of income of UHI, the controlling company of Univision Communications Inc., and a share of loss of Ocesa Entretenimiento, S.A. de C.V., a live entertainment company with operations primarily in Mexico, in which we maintain a 40% interest.

Income Taxes

Income tax benefit decreased by Ps.1,622.4 million, to Ps.103.5 million in the first-quarter of 2021, compared with an income tax benefit of Ps.1,725.9 million in the first-quarter of 2020. This decrease reflected mainly a reduction of income tax losses of certain subsidiaries in the Company, resulting from a lower foreign exchange loss in the first-quarter of 2021.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.489.6 million, to Ps.258.6  million in the first-quarter of 2021, compared with Ps.748.2 million in the first-quarter of 2020. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky and Cable segments.

Capital Expenditures

During the first quarter of 2021, we invested approximately U.S.$275.1 million in property, plant and equipment as capital expenditures. The following table sets forth the breakdown by segment of capital expenditures for the first quarter of 2021 and 2020.

Capital Expenditures (Millions of U.S. Dollars)	1Q’21	1Q’20
Cable	199.8	160.9
Sky	73.6	61.8
Content and Other Businesses	1.7	4.7
Total	275.1	227.4

Debt and Lease Liabilities

The following table sets forth our total debt and lease liabilities as of March 31, 2021 and December 31, 2020. Amounts are stated in millions of Mexican pesos.

	March 31, 2021	December 31, 2020	Increase (Decrease)
Current portion of long-term debt	617.0	617.0	-

Long-term debt, net of current portion	124,218.2	121,936.0	2,282.2

Total debt (1)	124,835.2	122,553.0	2,282.2

Current portion of long-term lease liabilities	1,255.1	1,277.7	(22.6)

Long-term lease liabilities, net of current portion	7,769.1	8,014.6	(245.5)

Total lease liabilities	9,024.2	9,292.3	(268.1)

Total debt and lease liabilities	133,859.4	131,845.3	2,014.1
(1) As of March 31, 2021 and December 31, 2020, total debt is presented net of finance costs in the amount of Ps.1,295.0 million and Ps.1,324.3 million, respectively.

As of March 31, 2021, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, temporary investments, and certain non-current investments in financial instruments) was Ps.99,913.8 million. The aggregate amount of non-current investments in financial instruments included in our consolidated net debt position as of March 31, 2021, amounted to Ps.5,072.3 million.

Shares Outstanding

As of March 31, 2021 and December 31, 2020, our shares outstanding amounted to 325,518.6 million and  325,992.5  million shares, respectively, and our CPO equivalents outstanding amounted to 2,782.2 million and 2,786.3 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of March 31, 2021 and December 31, 2020, the GDS (Global Depositary Shares) equivalents outstanding amounted to 556.4 million and 557.3 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Sustainability

During the first quarter of 2021, Televisa announced that it has committed to the Science Based Targets initiative (SBTi), joining 1,000+ companies worldwide. The initiative drives ambitious climate action into the private sector by enabling companies to set science-based emissions reduction targets, and it defines and promotes best practice in emissions reductions and net-zero targets in line with climate science. Also, for the third consecutive year, the Company has been selected as one of only five Mexican companies to be included in the 2021 Bloomberg Gender-Equality Index (GEI). With this, Bloomberg recognizes Televisa’s commitment to advancing gender equality and its continuous effort to build a diverse workforce that promotes an inclusive culture.

In addition, for the fourth consecutive year, Televisa has received the Distintivo Empresa Socialmente Responsable 2021 (2021 Socially Responsible Company recognition), granted by Centro Mexicano para la Filantropía (Mexican Center for Philanthropy), and Alianza por la Responsabilidad Social Empresarial (Alliance for the Social Responsibility of Businesses). The Distintivo Empresa Socialmente Responsable recognizes leading companies for their voluntary and public commitment to adding social value to their operations considering their stakeholders.

COVID-19 Impact

The COVID-19 pandemic has affected our business, financial position and results of operations for the quarter ended March 31, 2021, and it is currently difficult to predict the degree of the impact in the future.
We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings.  In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand of our products across our segments as our clients and customers reduce or defer their spending.
Although vaccination efforts have started countrywide since January 2021, the Mexican Government is still implementing the plan to reactivate economic activities in accordance with color-based phases determined on a weekly basis in every state of the country. Most of non-essential economic activities are open with some limitations, mainly on capacity and hours of operation. However, a significant part of the population is still implementing social distancing and shelter-in-place policies. As a result, during the quarter ended March 31, 2021, this has affected, and is still affecting the ability of our employees, suppliers and customers to conduct their functions and businesses in their typical manner.
As of this date, given that they are considered essential economic activities, we have continued operating our media and telecommunications businesses uninterrupted to continue benefiting the country with connectivity, entertainment and information, and during the quarter ended March 31, 2021, we continued with the production of new content following the requirements and health guidelines imposed by the Mexican Government.  During the quarter ended March 31, 2021 our Content business continued to recover as a result of the easing in lockdown restrictions in some jurisdictions in which our customers are located. Notwithstanding the foregoing, we are partially dependent on the demand for advertising from consumer-focused companies, and the COVID-19 pandemic has caused, and could further cause, advertisers to reduce or postpone their advertisement spending on our platforms.
In our Other Businesses segment, sporting and other entertainment events for which we have broadcast rights, or which we organize, promote and/or are located in venues we own, are operating with some limitations and taking the corresponding sanitary measures, and to date some of our casinos have resumed operations with reduced capacity and hours of operation.  When local authorities approve the re-opening of the venues that are still not operating, rules may be enacted including capacity and operating hours restrictions; these may affect the results of our Other Businesses segment in the following months.
Notwithstanding the foregoing, the authorities may impose restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines which could be expensive or burdensome to implement, which may affect our operations.

The magnitude of the impact on our business will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, we are not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting our business, financial position and results of operations over the near, medium or long-term.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2020, which will be posted on the “Reports and Filings” section of our investor relations website at televisair.com when filed with the Comisión Nacional Bancaria y de Valores and the Securities and Exchange Commission, respectively.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 27 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), a leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity representing approximately 36% on a fully-diluted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward Looking Statements” in the Company’s Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Statements contained in this release relating to the COVID-19 outbreak, the impact of which on our business performance and financial results remains inherently uncertain, are forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva. VP, Head of Investor Relations rvillanuevab@televisa.com.mx
Santiago Casado. Investor Relations Director. scasado@televisa.com.mx

Media Relations:

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(Millions of Mexican Pesos)

	March 31,		December 31,
	2021		2020
ASSETS	(Unaudited)		(Audited) (1)

Current assets:
Cash and cash equivalents	Ps.	28,862.2	Ps.	29,058.1
Temporary investments		11.1		-
Trade notes and accounts receivable, net		21,888.9		12,343.8
Other accounts and notes receivable, net		13,484.9		12,655.5
Due from related parties		899.8		787.0
Transmission rights and programming		7,551.9		6,396.2
Inventories		2,259.5		1,641.3
Contract costs		1,599.5		1,598.4
Other current assets		5,589.1		4,580.8
Total current assets		82,146.9		69,061.1

Non-current assets:
Transmission rights and programming		10,466.2		7,982.8
Investments in financial instruments		5,703.3		7,002.7
Investments in associates and joint ventures		23,455.8		22,813.5
Property, plant and equipment, net		84,100.5		83,281.6
Right-of-use assets, net		6,912.5		7,212.2
Intangible assets, net		42,676.2		42,724.2
Deferred income tax assets		30,192.9		27,999.7
Contract costs		3,149.9		2,943.1
Other assets		183.0		225.4
Total non-current assets		206,840.3		202,185.2
Total assets	Ps.	288,987.2	Ps.	271,246.3

(1)	Televisa’s audited consolidated financial statements are subject to approval by the Stockholders of the Company in the Annual Stockholders Meeting to be held on April 28, 2021.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2021 AND DECEMBER 31, 2020
(Millions of Mexican Pesos)

	March 31,		December 31,
	2021		2020
LIABILITIES	(Unaudited)		(Audited) (1)

Current liabilities:
Current portion of long-term debt	Ps.	617.0	Ps.	617.0
Interest payable		1,906.4		1,934.7
Current portion of lease liabilities		1,255.1		1,277.7
Derivative financial instruments		1,205.0		2,017.0
Trade accounts payable and accrued expenses		26,806.2		21,943.2
Customer deposits and advances		17,604.1		5,935.9
Income taxes payable		1,558.2		2,013.5
Other taxes payable		4,819.2		4,463.3
Employee benefits		1,374.4		1,262.6
Due to related parties		97.9		83.0
Other current liabilities		2,634.2		2,161.6
Total current liabilities		59,877.7		43,709.5
Non-current liabilities:
Long-term debt, net of current portion		124,218.2		121,936.0
Lease liabilities, net of current portion		7,769.1		8,014.6
Derivative financial instruments		791.1		1,459.3
Income taxes payable		123.9		767.1
Deferred income tax liabilities		1,817.3		1,786.3
Post-employment benefits		2,120.7		2,080.7
Other long-term liabilities		3,571.1		3,553.7
Total non-current liabilities		140,411.4		139,597.7
Total liabilities		200,289.1		183,307.2

EQUITY
Capital stock		4,907.8		4,907.8
Additional paid-in-capital		15,889.8		15,889.8
		20,797.6		20,797.6
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		82,394.4		83,391.7
Net loss for the period		(584.4)		(1,250.3)
		83,949.0		84,280.4
Accumulated other comprehensive loss, net		(14,700.7)		(15,556.8)
Shares repurchased		(16,129.6)		(16,079.1)
		53,118.7		52,644.5
Equity attributable to stockholders of the Company		73,916.3		73,442.1
Non-controlling interests		14,781.8		14,497.0
Total equity		88,698.1		87,939.1
Total liabilities and equity	Ps.	288,987.2	Ps.	271,246.3

(1)	Televisa’s audited consolidated financial statements are subject to approval by the Stockholders of the Company in the Annual Stockholders Meeting to be held on April 28, 2021.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(Millions of Mexican Pesos)

		Three months ended March 31,
		2021		2020
		(Unaudited)		(Unaudited)

Net sales	Ps.	23,828.9	Ps.	23,228.8
Cost of sales		13,884.6		13,738.0
Selling expenses		2,522.6		2,718.0
Administrative expenses		3,728.3		3,631.1
Income before other expense		3,693.4		3,141.7
Other (expense) income, net		(152.9)		284.9
Operating income		3,540.5		3,426.6
Finance expense		(4,142.9)		(11,129.6)
Finance income		121.3		2,422.0
Finance expense, net		(4,021.6)		(8,707.6)
Share of income (loss) of associates and joint ventures, net		51.8		(5,348.6)
Loss before income taxes		(429.3)		(10,629.6)
Income tax benefit		103.5		1,725.9
Net loss	Ps.	(325.8)	Ps.	(8,903.7)

Net (loss) income attributable to:
Stockholders of the Company	Ps.	(584.4)	Ps.	(9,651.9)
Non-controlling interests		258.6		748.2
Net loss	Ps.	(325.8)	Ps.	(8,903.7)

Basic loss per CPO attributable to stockholders of the Company	Ps.	(0.21)	Ps.	(3.39)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 26, 2021	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel